Exhibit 99.1

Notice of Meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Highlander Silver Corp.

to be held at Suite 555, 999 Canada Place, Vancouver, BC

on June 25, 2026, at 11:00 am (Vancouver Time)

You are receiving this notice to advise that Highlander Silver Corp. is using notice-and-access for its upcoming annual general meeting (the “Meeting”). Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post the information circular and additional proxy materials online.

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at:

https://www.highlandersilver.com/investors/agm/ OR

www.sedarplus.ca

Obtaining a Paper Copy of the Proxy Materials

If you would like to receive a paper copy of the meeting materials by mail, you must request one. There is no charge to you for requesting a copy.

Please call toll-free 1-888-442-2224 or send an e-mail to info@highlandersilver.com to request a paper copy of the materials for the Meeting or to obtain additional information on notice-and-access.

To ensure you receive the material in advance of the voting deadline, all requests must be received by us no later than June 4, 2026, to ensure timely receipt. If you do request a paper copy of the proxy materials, please note that another proxy/voting instruction form will not be sent to you - please retain your current one for voting purposes.

To obtain paper copies of the materials after the Meeting date, please send a message to info@highlandersilver.com.

Shareholders’ Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, via telephone or by mailing the enclosed proxy/voting instruction form as instructed therein. Please refer to the enclosed proxy/voting instruction form for additional details on how to vote (including the deadline to submit your proxy/voting instruction form).

The resolutions to be voted on at the meeting are listed below:

1.	Election of Directors – See “Election of Directors” in the information circular for additional information.

2.	Appointment of Auditors – See “Appointment of Auditors” in the information circular for additional information.

PLEASE REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING